United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- _.)

Vale's AGM 04/30/2021 Final Synthetic Map Vale S.A. announces that, pursuant to CVM Instruction No. 481/09, it discloses the final summary map of voting related to the consolidation of the remote voting map of shareholders and the voting instructions during the Ordinary and Extraordinary General Meetings that were carried out entirely digitally, as of today. The information on the consolidated summary map can be found in the attached spreadsheet, with votes of 4,134,282,365 shares for the Annual General Meeting and 4,191,195,138 shares for the Extraordinary General Meeting. The Company clarifies that the cumulative voting system was adopted for the election of the members of the Board of Directors, according to the resolution 7 of the AGM map. Rio de Janeiro, May 3rd, 2021. Luciano Siani Pires Executive Officer for Investor Relations Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from- home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com

Vale's AGM 04/30/2021 Final Synthetic Map

Resolution	Vote	Qtty. Shares
1. Appreciation of the Report from Administration and accounts, and examination, discussion and voting of the financial statements, for the fiscal year ended on December 31, 2020.	**Approve**	**3,269,606,267.00**
	Reject	**1,125,095.00**
	Abstain	**863,551,003.00**
2. Resolve on the allocation of the results for the fiscal year ended on December 31, 2020, under the terms of the Proposal for Allocation of Results.	**Approve**	**3,623,943,607.00**
	Reject	**16,397,733.00**
	Abstain	**493,941,025.00**
3. Define the number of members of the Board of Directors, as proposed by management, in 13 members and 1 alternate member.	**Approve**	**3,626,902,843.00**
	Reject	**17,795,898.00**
	Abstain	**489,583,624.00**
4. Do you want to request the adoption of the multiple voting process for the election of the Board of Directors, pursuant to article 141 of Law No. 6.404, of December 15, 1976, as amended ("Law No. 6.404/1976")?	**Yes**	**979,827,436.00**
	No	**195,978,885.00**
	Abstain	**2,958,476,044.00**
5. Election of the board of directors by candidate		
5.1. José Luciano Duarte Penido (independent / independente)	Approve	1,301,317,579
	Reject	277,959,085
	Abstain	2,555,005,701
5.2. Fernando Jorge Buso Gomes	Approve	1,080,334,538
	Reject	309,950,648
	Abstain	2,743,997,179
5.3. Clinton James Dines (independent / independente)	Approve	1,309,174,947
	Reject	13,797,173
	Abstain	2,811,310,245
5.4. Eduardo de Oliveira Rodrigues Filho	Approve	1,292,517,984
	Reject	280,103,375
	Abstain	2,561,661,006
5.5. Elaine Dorward-King (independent / independente)	Approve	1,297,043,620
	Reject	33,631,242
	Abstain	2,803,607,503
5.6. José Maurício Pereira Coelho	Approve	998,046,465
	Reject	359,801,326
	Abstain	2,776,434,574
5.7. Ken Yasuhara	Approve	422,079,376
	Reject	592,949,375
	Abstain	3,119,253,614
5.8. Manuel Lino Silva de Sousa Oliveira (Ollie Oliveira) (independent / independente)	Approve	2,259,390,075
	Reject	13,796,071
	Abstain	1,861,096,219
5.9. Maria Fernanda dos Santos Teixeira (independent / independente)	Approve	1,306,043,739
	Reject	13,741,231
	Abstain	2,814,497,395
5.10. Murilo Cesar Lemos dos Santos Passos (independent / independente)	Approve	1,246,527,850
	Reject	289,406,541
	Abstain	2,598,347,974
5.11. Roger Allan Downey (independent / independente)	Approve	1,300,906,860
	Reject	276,325,934
	Abstain	2,557,049,571
5.12. Sandra Maria Guerra de Azevedo (independent / independente)	Approve	1,325,676,875
	Reject	204,102,939
	Approve	2,604,502,551
5.13. Marcelo Gasparino da Silva (independent / independente)	Approve	1,106,506,226
	Reject	10,502,115
	Abstain	3,017,274,024
5.14. Mauro Gentile Rodrigues Cunha (independent / independente)	Approve	1,161,002,702
	Reject	10,488,215
	Abstain	2,962,791,448
5.15. Roberto da Cunha Castello Branco (independent / independente)	Approve	1,385,661,837
	Reject	38,347,178
	Abstain	2,710,273,350
5.16. Rachel de Oliveira Maia (independent / independente)	Approve	648,349,854
	Reject	10,156,209
	Abstain	3,475,776,302

Vale's AGM 04/30/2021 Final Synthetic Map

Resolution	Vote	Qtty. Shares
6. . Should the multiple vote election process be adopted, should the votes corresponding to your shares be distributed in equal percentages by the candidates you have chosen?	**Yes**	**883,399,638**
	No	**381,192,044**
	Abstain	**2,869,690,683**
7. Visualization of all candidates (cumulative voting)*		
7.1. José Luciano Duarte Penido (independent / independente)		301,297,484
7.2. Fernando Jorge Buso Gomes		319,598,251
7.3. Clinton James Dines (independent / independente)		108,672,568
7.4. Eduardo de Oliveira Rodrigues Filho		319,840,577
7.5. Elaine Dorward-King (independent / independente)		114,593,143
7.6. José Maurício Pereira Coelho		346,455,619
7.7. Ken Yasuhara		318,348,120
7.8. Manuel Lino Silva de Sousa Oliveira (Ollie Oliveira)		272,366,754
7.9. Maria Fernanda dos Santos Teixeira (independent / independente)		107,171,118
7.10. Murilo Cesar Lemos dos Santos Passos (independent / independente)		145,689,711
7.11. Roger Allan Downey (independent / independente)		150,403,106
7.12. Sandra Maria Guerra de Azevedo (independent / independente)		112,386,870
7.13. Marcelo Gasparino da Silva (independent / independente)		255,041,158
7.14. Mauro Gentile Rodrigues Cunha (independent / independente)		254,595,999
7.15. Roberto da Cunha Castello Branco (independent / independente)		255,174,911
7.16. Rachel de Oliveira Maia (independent / independente)		222,624,310
8. Elect Mr José Luciano Duarte Penido (independent) as Chairman of the Board of Directors	**Approve**	**2,633,360,725**
9. Elect Mr. Roberto da Cunha Castello Branco (independent) as Chairman of the Board of Directors	**Approve**	**1,045,974,259**
10. Elect Mr. Fernando Jorge Buso Gomes as Vice-Chairman of the Board of Directors	**Approve**	**2,453,790,270**
11. Elect Mr. Mauro Gentile Rodrigues Cunha as Vice-Chairman of the Board of Directors	**Approve**	**1,208,596,866**
12. Election of the fiscal council by candidate		
12.1. Cristina Fontes Doherty (effective) / Nelson de Menezes Filho (alternate member)	Approve	2,301,113,583
	Reject	12,100,915
	Abstain	1,821,067,867
12.2. Marcus Vinícius Dias Severini (effective / Vera Elias (alternate member)	Approve	1,716,207,899
	Reject	11,920,341
	Abstain	2,406,154,125
12.3. Marcelo Moraes (effective)/ Marcelo Dall Occo (alternate member)	Approve	2,509,864,288
	Reject	281,890,284
	Abstain	1,342,527,793
12.4. Raphael Manhães Martins (efetivo) / Adriana de Andrade Solé (suplente)	Approve	2,360,266,617
	Reject	3,680,216
	Abstain	1,770,335,532
13. Establishment of the compensation for the administrators and the members of the Fiscal Council for the year 2021, under the terms of the Management Proposal	**Approve**	**2,744,671,362**
	Reject	**911,340,110**
	Abstain	**478,270,893**

*In resolution 7, if you wish to find the number of votes, you must multiply the number of shares allocated in each candidate by 12.

Note: For resolutions 8, 9, 10 e 11, durante the AGM, Vale has collected only only "Approve" votes for each candidate.

Resolution Vote Qnty. Shares Approve 3,535,456,915 Reject 52,607,585 Abstain 603,130,638 Approve 3,716,606,946 Reject 1,105 Abstain 474,587,087 Approve 3,707,126,877 Reject 16,416 Abstain 484,051,845 Approve 3,716,565,066 Reject 1,105 Abstain 474,628,967 Approve 3,703,442,733 Reject 1,105 Abstain 487,751,300 Approve 3,716,692,285 Reject 1,105 Abstain 474,501,748 Approve 3,707,142,188 Reject 1,105 Abstain 484,051,845 Approve 3,716,314,464 Reject 1,105 Abstain 474,879,569 Approve 3,743,307,278 Reject 1,105 Abstain 447,886,755 6. Pursuant to articles 224 and 225 of Law 6,404 / 76, approve the Protocol and Justification for the Partial Spin-Off of Minerações Brasileiras Reunidas S.A. - MBR, followed by the incorporation of the spun-off portion by Vale 7. Ratify the appointment of Macso, a specialized company, hired to assess the net assets to be spun off, formed by certain MBR assets and liabilities (“MBR Spun-off Collection”) for incorporation by Vale. 8. Approve the Appraisal Report, prepared by Macso. 9. Approve the incorporation, without capital increase and without the issuance of new shares, of the MBR Spun-off Collection by Vale Vale's EGM 04/30/2021 Final Synthetic Map 1. Approve the Companys Share-Based Compensation Plan. 2. Pursuant to articles 224 and 225 of Law 6,404 / 76, approve the Protocols and Justifications for the Incorporation of Companhia Paulista de Ferroligas (“CPFL”) and Valesul Alumínio S.A. (“Valesul”) by Vale. 3. Ratify the appointment of Macso Legate Auditores Independentes (“Macso”), a specialized company contracted to assess CPFL and Valesul. 4. Approve the Appraisal Reports, prepared by Macso. 5. Approve the incorporations, without capital increase and without the issuance of new shares, of CPFL and Valesul by Vale.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: May 3, 2021	By:	/s/ Ivan Fadel
Head of Investor Relations